United States securities and exchange commission logo





                             May 21, 2024

       Daniel K. Schlanger
       Chief Financial Officer
       Crown Castle Inc.
       8020 Katy Freeway
       Houston, TX 77024-1908

                                                        Re: Crown Castle Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-16441

       Dear Daniel K. Schlanger:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2023

       Notes to Consolidated Financial Statements
       Note 3. Revenues, page 66

   1. We observed a decrease in total contracted amounts from $40.2 billion as of December
                                                        31, 2022 to $38.7
billion as of December 31, 2023. However, we note an increase in total deferred site rental
receivables for the same comparable periods. Please provide us with the factors
contributing to these fluctuations and the relationship between contracted amounts and deferred
site rental receivables. Also, please consider expanding your
                                                        MD&A disclosure to
address the facts and circumstances that drove the changes and whether these
fluctuations represent a trend that have or are reasonably likely to have a material impact on your
operations. Refer to Item 303 of Regulation S-K.
       Note 13. Leases, page 79

   2. Please tell us your consideration for expanding your disclosure to provide disclosures required by ASC
842-20-50-4, as applicable, for your finance leases.
 Daniel K. Schlanger
Crown Castle Inc.
May 21, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 with any questions.



                                                          Sincerely,
FirstName LastNameDaniel K. Schlanger
                                                          Division of
Corporation Finance
Comapany NameCrown Castle Inc.
                                                          Office of Real Estate
& Construction
May 21, 2024 Page 2
cc:       Robert S. Collins
FirstName LastName